15048577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
124

SEC FILE NUMBER
8- 14100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VP Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pearl Street
(No. and Street)

Hartford	Connecticut	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David G. Hanley (860)263-4712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, David G. Hanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VP Distributors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK VOGEL
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2017

[Signature]
Signature

Vice President and Treasurer
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Financial Statements
with Supplementary Information
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of VP Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statement of income, changes in member's equity, and cash flows present fairly, in all material respects, the financial position of VP Distributors, LLC at December 31, 2014 and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The computation of net capital under Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 2, 2015

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Financial Condition

($ in thousands)		December 31, 2014
Assets		
Cash and cash equivalents	$	37,264
Investments		2,073
Accounts receivable		7,481
Due from affiliates		7,802
Furniture, equipment and leasehold improvements, net		89
Deferred taxes, net		363
Deferred commissions		6,239
Other assets		363
Total assets	$	61,674
Liabilities and Member's Equity		
Accrued compensation and benefits	$	5,003
Accounts payable and other accrued liabilities		10,091
Broker-dealer payable		7,743
Due to affiliates		176
Income taxes payable		498
Total liabilities		23,511
Commitments and Contingencies (Note 8)		
Member's Equity		
Additional paid-in capital		20,492
Retained earnings		17,671
Total member's equity		38,163
Total liabilities and member's equity	$	61,674

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Income

($ in thousands)		Year Ended December 31, 2014
Operating Revenues		
Distribution and service fees	$	92,043
Related party marketing fees		96,967
Other income and fees		1,575
Total operating revenues		190,585
Operating Expenses		
Employment expenses		28,559
Distribution expenses		111,837
Other operating expenses		9,878
Depreciation and amortization		115
Total operating expenses		150,389
Operating Income		40,196
Other Income		
Realized and unrealized gains on trading securities, net		659
Other income, net		147
Total other income		806
Income before income taxes		41,002
Provision for income taxes		16,142
Net Income	$	24,860

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

($ in thousands)	Additional Paid-In Capital	Retained Earnings	Total Member's Equity
Balances at December 31, 2013	$ 18,815	$ 23,311	$ 42,126
Net income	-	24,860	24,860
Excess tax benefits from stock-based compensation	1,677	-	1,677
Dividends to parent	-	(30,500)	(30,500)
Balances at December 31, 2014	$ 20,492	$ 17,671	$ 38,163

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Cash Flows

($ in thousands)	Year Ended December 31, 2014
Cash flows from operating activities:	
Net income	$ 24,860
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	115
Excess tax benefits from stock-based compensation	(1,677)
Amortization of deferred commissions	17,907
Payments of deferred commissions	(13,796)
Realized and unrealized gains on investments	(659)
Sales of investments, net	4,270
Deferred taxes, net	219
Changes in operating assets and liabilities:	
Accounts receivable	(30)
Due from affiliates	(51)
Other assets	(154)
Accrued compensation and benefits	(516)
Accounts payable and other accrued liabilities	1,335
Broker-dealer payable	25
Due to affiliates	(546)
Income taxes payable	(3,130)
Net cash provided by operating activities	28,172
Cash flows from financing activities:	
Excess tax benefits from stock-based compensation	1,677
Dividends to parent	(30,500)
Net cash used in financing activities	(28,823)
Net decrease in cash and cash equivalents	(651)
Cash and cash equivalents, beginning of year	37,915
Cash and cash equivalents, end of year	$ 37,264
Supplemental cash flow information:	
Income taxes paid	$ 19,052

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

VP Distributors, LLC ("VPD" or the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor for certain related open-end mutual fund and separately managed account products some of which are registered with the Securities and Exchange Commission ("SEC").

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. ("VP"). VP is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. ("Virtus").

2. Summary of Significant Accounting Policies

The Company's significant accounting policies, which have been consistently applied, are as follows:

Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and money market fund investments.

Investments

The Company's investments are marketable securities consisting of investments in Virtus' sponsored mutual funds, which are carried at fair value in accordance with Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities.* Marketable securities transactions are recorded on a trade date basis. Mutual fund investments held by the Company are classified as assets held for trading purposes. Marketable securities are marked to market based on the respective publicly quoted net asset values of the funds or market prices of the equity securities or bonds.

2. Summary of Significant Accounting Policies (continued)

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of mutual fund shares. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds or contingent deferred sales charges received upon redemption of shares within one to five years, depending on the fund share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over a one to five-year period, depending on the fund share class, or until the underlying shares are redeemed. These are included in distribution expenses in the statement of income. Deferred commissions are periodically assessed for impairment and additional amortization expense is recorded, as appropriate.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years for furniture and office equipment, and 3 to 5 years for computer equipment and software. Leasehold improvements are depreciated over the shorter of the remaining estimated lives of the related leases or useful lives of the improvements. Major renewals or betterments are capitalized and recurring repairs and maintenance are expensed as incurred. Leasehold improvements that are funded upfront by a landlord and are constructed for the benefit of the Company are recorded at cost and depreciated on a straight-line basis over the original minimum term of the lease and a corresponding lease incentive liability in the same amount is also recorded and initially amortized over the same period.

Leases

Virtus currently leases office space and equipment under various leasing arrangements. The Company is allocated a portion of total Virtus rent expense based on the Company's headcount.

Virtus leases are classified as either capital leases or operating leases, as appropriate. Most lease agreements are classified as operating leases and contain renewal options, rent escalation clauses or other inducements provided by the lessor. Rent expense under non-cancelable operating leases with scheduled rent increases or rent holidays is accounted for on a straight-line basis over the lease term, beginning on the date of initial possession or the effective date of the lease agreement. The amount of the excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. Build-out allowances and other such lease incentives are recorded as deferred credits, and are amortized on a straight-line basis as a reduction of rent expense beginning in the period they are deemed to be earned, which generally coincides with the effective date of the lease.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Distribution and service fees are recorded as revenue during the period in which services are performed. Distribution and service fees are earned based on a percentage of assets under management and are paid monthly pursuant to the terms of the respective distribution and service fee contracts. Underwriter fees are sales-based charges on sales of certain class A-share mutual funds.

Other income and fees consist primarily of redemption income on the early redemption of class B, C, and T-share mutual funds and distribution of nonaffiliated products.

Related Party Marketing Fees and Expenses

Marketing fees and expenses are computed based upon written contractual agreements with certain affiliates. Marketing fees from affiliates are recorded as revenue during the period in which services are performed and are intended to cover retail sales, marketing and administration costs incurred by the Company on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which require monthly or quarterly payment.

Advertising and Promotion

Advertising and promotional costs include print advertising and promotional items and are classified in other operating expense in the Statement of Income. The Company expenses all advertising and promotional costs as incurred.

Stock-based Compensation

Stock-based compensation is granted by Virtus, the Company's parent. The Company accounts for stock-based compensation expense in accordance with ASC 718, *Compensation—Stock Compensation,* which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant and is classified in employment expenses in the Statement of Income. The total stock-based compensation recorded was less than $0.1 million for the year ended December 31, 2014.

Restricted stock units ("RSUs") are stock awards that entitle the holder to receive shares of Virtus common stock as the award vests over time or when certain performance targets are achieved. The fair value of each RSU award is estimated using the intrinsic value method, which is based on the fair market value price on the date of grant, unless it contains a performance metric that is considered a market condition. RSUs that contain a market condition are valued using a simulation valuation model. Compensation expense for RSU awards is recognized ratably over the vesting period on a straight-line basis.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes,* which requires recognition of the amount of taxes payable or refundable for the current year, as well as deferred tax liabilities and assets for the future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax liabilities and assets result from differences between the book value and tax basis of the Company's assets, liabilities and carry-forwards, such as net operating losses or tax credits.

The Company's methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s) if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. The Company's methodology also includes estimates of future taxable income from its operations, as well as the expiration dates and amounts of carry-forwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that the Company believes to be reasonable and consistent with demonstrated operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided when it is determined that it is more likely than not that the benefit of deferred tax assets will not be realized.

The Company records benefits for uncertain tax positions in accordance with the provisions of ASC 740, *Income Taxes*, based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, the tax benefit that is recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts. The Company's policy is to record interest and penalties related to uncertain tax positions as a component of income tax expense.

The Company is a limited liability company, which allows it to be disregarded as a separate legal entity under federal and certain state income tax reporting requirements. As such, the Company's operating activities are considered those of its parent company and included in its parent's consolidated federal income tax return and in certain combined state income tax returns. In addition to the combined state income tax returns, the Company also files separate tax returns for certain other state jurisdictions where appropriate.

The Company is treated as a separate subsidiary in the tax sharing arrangement by and among Virtus and Virtus' subsidiaries. Pursuant to this arrangement, federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent amounts allocated to the Company under its respective arrangement with Virtus. As such, amounts owed to Virtus related to income tax expenses are reported on the Statement of Financial Condition as the Income Taxes Payable line item.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements and Fair Value of Financial Instruments

The Financial Accounting Standards Board ("FASB") defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels as follows:

Level 1 – Quoted prices for identical instruments in active markets. Level 1 assets and liabilities may include debt securities and equity securities that are traded in an active exchange market.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs may include observable market data such as closing market prices provided by independent pricing services after considering factors such as the yields or prices of comparable investments of comparable quality, coupon, maturity, call rights and other potential prepayments, terms and type, reported transactions, indications as to values from dealers and general market conditions. In addition, pricing services may determine the fair value of equity securities traded principally in foreign markets when it has been determined that there has been a significant trend in the U.S. equity markets or in index futures trading. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

At December 31, 2014, all of the Company's recurring fair value measurements, which consist solely of sponsored mutual funds, represent Level 1 fair value measurements.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments. Investments are reflected in the financial statements at fair value based upon publicly quoted market prices.

Subsequent Events

Subsequent events have been evaluated through March 2, 2015, which is the date the financial statements were issued.

3. Investments

The Company's investments consist of marketable securities. The composition of the Company's marketable securities at December 31, 2014 is summarized as follows:

December 31, 2014

	Cost	Unrealized Loss	Unrealized Gain	Fair Value
(in thousands)				
Marketable securities:				
Sponsored mutual funds	$ 2,714	$ (641)	$ -	$ 2,073
Total marketable securities	$ 2,714	$ (641)	$ -	$ 2,073

For the year ended December 31, 2014, the Company recognized a net realized gain of $1.8 million.

4. Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements, net are summarized as follows:

(in thousands)	December 31, 2014
Computer equipment and software	$ 798
Furniture and office equipment	16
Accumulated depreciation and amortization	(725)
Furniture, equipment and leasehold improvements, net	$ 89

Depreciation and amortization expense for 2014 was $0.1 million.

5. Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)		**For the Year Ended December 31, 2014**
Current		
Federal	$	13,844
State		2,079
Total current tax expense		15,923
Deferred		
Federal		190
State		29
Total deferred tax expense		219
Total provision for income taxes	$	16,142

The deferred tax effects of temporary differences are as follows:

(in thousands)		**For the Year Ended December 31, 2014**
Deferred tax assets (liabilities):		
Net operating loss carry-forwards	$	31
Accrued employee compensation & benefits		364
Unrealized losses on investments		250
Valuation allowance		(282)
Deferred tax assets, net	$	363

As of December 31, 2014, the Company had state net operating loss carry-forwards, tax-effected, of less than $0.1 million. The state net operating loss carry-forwards are scheduled to begin to expire in 2015.

5. Income Taxes (continued)

At each reporting date, the Company evaluates the positive and negative evidence used to determine the likelihood of realization of all its deferred tax assets. The Company maintained a valuation allowance of approximately $0.3 million at December 31, 2014, relating to the unrealized losses on investments and the state net operating loss carry-forward.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Income:

	For the Year Ended December 31, 2014
Statutory rate	35.0 %
State income taxes, net of federal benefit	3.3
Valuation allowance	0.6
Other	0.5
Effective income tax rate	39.4 %

6. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined in the rule) which may not exceed 15.0 to 1.0. Aggregate indebtedness, net capital, and the resultant ratio for the Company were as follows:

($ in thousands)	December 31, 2014
Aggregate indebtedness	$ 23,511
Net capital	21,919
Ratio of aggregate indebtedness to net capital	1.1 to 1

The Company's minimum required net capital at December 31, 2014 based on its aggregate indebtedness on that date, was $1.6 million.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is claiming exemption from the reserve provisions of Rule 15c3-3 promulgated under the Exchange Act under the exemption allowed by paragraph (k)(2)(i) of such rule.

7. Other Related Party Transactions

The Company engages in transactions with a number of related parties. As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

Receivables and Payables from Related Parties

At December 31, 2014, $7.8 million was recorded as receivables from Virtus affiliates. At December 31, 2014, less than $0.7 million was payable to Virtus affiliates.

8. Commitments and Contingencies

Legal Matters

The Company is regularly involved in litigation and arbitration as well as examinations, inquiries and investigations by various regulatory bodies, including the SEC, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities. Legal and regulatory matters of this nature involve or may involve the Company's activities as an employer, issuer of securities, investor, investment adviser, broker-dealer or taxpayer. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or is otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions.

The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. In addition, in the event the Company determines that a loss is not probable, but is reasonably possible, and it becomes possible to develop what the Company believes to be a reasonable range of possible loss, then the Company will include disclosures related to such matter as appropriate and in compliance with ASC 450, Loss Contingencies. The disclosures, accruals or estimates, if any, resulting from the foregoing analysis are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company believes, based on its current knowledge that the outcomes of its legal and regulatory proceedings are not likely, either individually or in the aggregate, to have a material adverse effect on its consolidated financial condition. However, in the event of unexpected subsequent developments and given the inherent unpredictability of these legal and regulatory matters, the Company can provide no assurance that its assessment of any claim, dispute, regulatory examination or investigation or other legal matter will reflect the ultimate outcome and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

8. Commitments and Contingencies (continued)

Other Matters

The Company distributes its affiliated mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, the Company may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. The Company believes that the risk of loss is remote. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

9. Retirement Savings Plan

Employees of the Company are eligible to participate in several employee benefit programs sponsored by Virtus, including certain health care benefits, life insurance and a defined contribution 401(k) retirement plan (the "401(k) Plan") administered by a third party. For the 401(k) Plan, employees may contribute a percentage of their eligible compensation into the 401(k) Plan, subject to certain limitations imposed by the Internal Revenue Code. Virtus matches employees' contributions at a rate of 100% of employees' contributions up to the first 3.0% and 50.0% of the next 2.0% of the employees' compensation contributed to the 401(k) Plan. The matching contribution was $0.4 million in 2014.

VP Distributors, LLC **Schedule I**
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission **Additional Information**
December 31, 2014

($ in thousands)

Net Capital

Total member's equity			$	38,163
Less nonallowable assets:				
Accounts receivable	$	334		
Deferred commissions		6,239		
Receivable from affiliates		7,802		
Deferred taxes, net		363		
Other assets		363		
Furniture, equipment and leasehold improvements, net		89		(15,190)
Net capital before specific reduction in the market value of securities				22,973
Less securities haircuts pursuant to Rule 15c3-1				(1,054)
Net capital			$	21,919

Aggregate Indebtedness

Total liabilities included in Statement of Financial Condition	$	23,511
Difference resulting from offsetting various liability accounts against related assets		-
Aggregate indebtedness	$	23,511
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $23,511)	$	1,567
Net capital in excess of minimum requirements ($21,919 - $1,567)	$	20,352
Ratio of aggregate indebtedness to net capital		1.1 to 1

Note A – Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by VPD in Part II-A of the unaudited FOCUS Report on Form X-17A-5, as amended on March 2, 2015, as of December 31, 2014.

The Company claims exemption from the provisions of Rule 15c3-3 under the Exchange Act, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of such rule.

pwc

Report of Independent Accountants

To the Board of Directors of VP Distributors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of VP Distributors, LLC. for the year ended December 31, 2014, which were agreed to by VP Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating VP Distributors, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for VP Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. We have been informed by the Company that they made no assessment payments during the year ended December 31, 2014.

2. Compared the Total Revenue amount reported on page 7, line 12 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total Revenue amount of $191,401,423 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared the deductions on line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in securities futures products, of $93,610,525 to supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.
    b. Compared the deduction on line 5, net gain from securities in investment accounts, of $658,987 to the supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.
    c. Compared the deductions on line 8, other revenue not related directly or indirectly to the securities business (intercompany marketing revenues, dividend and interest income for non-customer accounts, and other revenues) of $97,131,911 to the supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7. No differences were noted.
   b. Recalculated the mathematical accuracy of the schedules used to support the deductions on line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $93,610,525 provided by David Hanley, Vice President and Treasurer. No differences were noted.
   c. Recalculated the mathematical accuracy of the schedules used to support the deduction on line 5, net gain from securities in investment accounts, of $658,987 provided by David Hanley, Vice President and Treasurer. No differences were noted.
   d. Recalculated the mathematical accuracy of the schedules used to support the deductions on line 8, other revenue not related either directly or indirectly to the securities business (intercompany marketing revenues, dividend and interest income for non-customer accounts, and other revenues) of $97,131,911 to the supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.

5. We have been informed by the Company that there were no overpayments applied to the current assessment during the year ended December 31, 2014

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of VP Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 2, 2015
Hartford, CT

VIRTUS
VP DISTRIBUTORS

100 Pearl Street
Hartford, CT 06103 | 800.248.7971 | VIRTUS.COM

VP Distributors, LLC's Exemption Report

VP Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)).

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

VP Distributors, LLC

I, David G Hanley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Vice President and Treasurer
March 2, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of VP Distributors, LLC

We have reviewed VP Distributors, LLC's (the "Company") assertions, included in the accompanying VP Distributors, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240 15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

March 2, 2015

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us